
June 11, 2024

FORM C-AR

It's Skinny, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by It's Skinny, Inc., a Delaware corporation (the "**Company**," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://itsskinny.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 11, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

SUMMARY

The following is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

It's Skinny, Inc. (the "**Company**") is a Delaware corporation, formed on May 19, 2022.

The Company is located at 13785 Research Boulevard, Suite 125, Austin, Texas 78750.

The Company's website is https://itsskinny.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's business is to manufacture and sell low glycemic, gluten free, ketogenic pasta alternative products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta. The Company conducts business and sells its products and services in stores and through the internet throughout North America.

RISK FACTORS

Risks Related to the Company's Business and Industry

As a newly formed company, we have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were originally formed as SP Global, LLC, a Texas limited liability company, on January 23, 2020, converted to a Texas corporation, SP Global, Inc., effective September 15, 2020, and subsequently converted to a Delaware corporation effective May 19, 2022, and, accordingly, we have limited independent history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.

The Company is striving to be on the right side of this macro shift of increased consumer concerns about nutrition, healthy diets and food allergies that are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Issuer.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer purchase our products. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide products or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products and ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients or products that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our products rely on independent certification that they are gluten-free.

We rely on independent certification of our gluten-free products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. The U.S. Food and Drug Administration (the "**FDA**") has defined the term "gluten-free", and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which has accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our technology that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on Bryan Guadagno, our founder and Chief Executive Officer. The Company has or intends to enter into employment agreements with on Bryan Guadagno, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of on Bryan Guadagno, or any executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, local or international laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state and international level. In particular, the Company is subject to the rules and regulations of the FDA. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, local or international laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, local and international laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19 and the conflict between Russia and Ukraine and Israel and Hamas, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would result in a significant reduction in bookings, or the partial or complete withdrawal of guests and/or hosts from our platform, impacting our business and financial results. Moreover, these risks could lead to the complete or partial suspension of operations by business partners, third-party vendors, and service providers.

BUSINESS

Description of the Business

It's Skinny, Inc. is a corporation formed in Delaware on May 19, 2022. The Company exists to make it easy to live better. We serve 1 in 7 underserved consumers in the keto, paleo, diabetic and celiac communities (and many more) by making low calorie and zero net carb pasta taste good. The Company's purpose is to manufacture and sell products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta.

Business Plan

It's Skinny serves more than 1 in 7 underserved consumers by making low calorie and zero net carb pasta taste good. It's Skinny Pasta is a low glycemic, gluten free, ketogenic pasta alternative with 4.5 calories per serving and 0 net carbs.

The Problem: Gluten-free does not mean "good for you". The gluten-free pasta category is dominated by high-calorie, high carbohydrate options. Wheat and grain pasta contains gluten. Legume-based pasta is high calorie, high carb, and not an option for low glycemic diets. Rice-based pasta is high calorie, high carb, and not an option for low glycemic diets.

The Solution: It's Skinny provides a fresh take that is more approachable than the competition with packaging that resonates with mainstream consumers. The Company targets distribution directly in the mainstream pasta aisle of the grocery store so that the product has high discoverability. The product has zero net carbs and is ready to eat right out of the bag. It's Skinny is changing the pasta aisle to meet huge consumer demand with its gluten free, keto, Paleo, low glycemic, 9 calorie pasta.

The Business: It's Skinny sells products to retail channels, through its ecommerce store, and on Amazon. The Company secures a significant margin on each sale to make a profit. At the time of this Form C-AR, It's Skinny has amassed a consumer base putting them in roughly 300,000 households in the United States along with achieving the following milestones:

- Repeat purchase rate >35% online
- Over 7,000 purchase subscribers
- 6,000+ stores activated for retail distribution
- 30,000+ social followers

18 Month Plan: It's Skinny intends to use proceeds from its current offering (deployed over 18 months) to enhance its velocity (the rate at which items are purchased from grocery store shelves) in key retail accounts. We expect to do that by winning additional consumers and also increasing the rate at which current consumers purchase and consume our product. We have a variety of different marketing tools at our disposal to accomplish this goal.

We expect the bulk of our growth over the next 18 months to come from the Company's current four varieties of pasta: Spaghetti, Fettuccine, Angel Hair, and Rice, fueled largely by enhanced brand awareness. With that said, we do plan to invest in new item launches digitally to increase average order value and enhance consumer experience for our most loyal customers.

Growth Thereafter: Our phase of growth following the 18 month plan is expected to come from a large national retail push for our four main SKUs along with a national retail push for innovation items that have successfully performed online. We also anticipate some international expansion coupled with continued product innovation testing for the digital environment.

The Company's Products and/or Services

Product / Service	Description	Current Market
It's Skinny Spaghetti	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Fettuccine	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Angel Hair	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Rice	9 calorie, 0 net carb pasta alternative	North America
It's Skinny Mac	5 net carbs, All of the Flavor	North America

Competition

The food and beverage consumer products markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

We face competition across our product lines from brands such as Miracle Noodle, Palmini, GoodWheat, Barilla, Banza, Raos, and De Cecco.

Customer Base

The majority of our revenue and customer base is through brick & mortar grocery retail sales, as well as Amazon sales and direct-to-consumer e-commerce.

Supply Chain

Although the Company is dependent upon certain third party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled "*Risk Factors*" for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. No. 6592098	IT'S SKINNY	Standard Character Mark	August 11, 2020	December 14, 2021	US
App. No. 98114002	IT'S SKINNY MAC	Standard Character Mark	August 2, 2023	- - -	US
App. No. 98200455	FETTUTINI	Standard Character Mark	September 27, 2023	- - -	US
App. No. 202101863	IT'S SKINNY	Word Mark	February 11, 2021	- - -	NO

In addition, the Company owns the following domain names:

9calories.com
itskinnypasta.com
itskinnyrice.com
itskinnysoups.com
itsskinny.biz
itsskinny.co
itsskinny.co.uk
itsskinny.com
itsskinny.info
itsskinny.me
itsskinny.net
itsskinny.org
itsskinny.us
itsskinnypasta.biz
itsskinnypasta.co
itsskinnypasta.com
itsskinnypasta.info
itsskinnypasta.net
itsskinnypasta.org
itsskinnypasta.us
itsskinnyrice.biz
itsskinnyrice.co
itsskinnyrice.com
itsskinnyrice.info
itsskinnyrice.me
itsskinnyrice.net
itsskinnyrice.org
itsskinnyrice.us
itsskinnysauces.com
itsskinnysoup.biz
itsskinnysoup.co
itsskinnysoup.com

itsskinnysoup.info
itsskinnysoup.net
itsskinnysoup.org
itsskinnysoup.us
itsskinnysoups.co
itsskinnysoups.com
itsskinnysoups.info
itsskinnysoups.net
itsskinnysoups.org
itsskinnysoups.us
itsskinnyspices.com
pasta-reimagined.com
pastaimagined.com
pastareimagined.biz
pastareimagined.co
pastareimagined.com
pastareimagined.info
pastareimagined.net
pastareimagined.org
pastareimagined.us

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the FDA. These laws and regulations are subject to change.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

The Company's principal address is 13785 Research Boulevard, Suite 125, Austin, Texas 78750.

The Company's principal place of business is in Austin, Texas.

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bryan Guadagno	Director, Chief Executive Officer, President and Secretary	Officer and Co-Founder at the Company	Bachelor of Science in Finance at Indiana University Kelley School of Business
Elad Barkan	Director	Director and Co-Founder at the Company	The Open University of Israel
Kip McClanahan	Director	General Partner at Silverton Partners	Bachelor of Science in Electrical Engineering at the University of Texas at Austin

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 14,501,484 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 11,915,090 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 2,586,394 with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and (ii) 4,600,000 shares of Series A preferred stock, par value $0.0001 per share (the "**Series A Preferred Stock**", together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C-AR, 8,986,300 shares of Class A Common Stock, 523,170 shares of Class B Common Stock, and 4,255,400 shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	8,986,300
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Right to three (3) seats on the board of directors

Type	Class B Common Stock
Amount Outstanding	523,170
Par Value Per Share	$0.0001
Voting Rights	Non-voting; subject to proxy.
Anti-Dilution Rights	None.
Other Rights	N/A

Type	Series A Preferred Stock
Amount Outstanding	4,255,400
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series A Preferred Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.890251 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; (f) Protective provisions so long as at least 25% of the shares of Series A Preferred Stock remain outstanding; (g) Holders of greater than a specified number of Series A Preferred Stock are qualified as Major Investors and have additional rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Principal Amount Outstanding	$1,269,444
Security Issuable Upon Exercise	Preferred Stock (or Common Stock upon a liquidity event)
Voting Rights	The holders of SAFEs are not entitled to vote
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000

Type	Warrant to Purchase Series A Preferred Stock
Shares Issuable Upon Exercise	336,900
Voting Rights	The holders of warrants are not entitled to vote
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000

Type	Options to Purchase Common Stock Issued Under the 2022 Equity Incentive Plan
Shares Issuable Upon Exercise	871,600
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

Outstanding Debt

In addition to trade payables and other short term debt incurred in the ordinary course of business, such as credit cards, the Company is party to a credit facility with Decathlon Alpha V, L.P. in the amount of $2,000,000 (the "**Decathlon Facility**"). As of the date of this Form C-AR, the Company has drawn $2,000,000 of the Decathlon Facility.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$276,500	310,100	Product development; general corporate purposes	October 8, 2021 (last date of issue)	Section 4(a)(2)
Series A Preferred Stock	$3,042,000	3,417,000	Product development; general corporate purposes	May 19, 2022 (last date of issue)	Regulation D, Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$471,000	528,300	Product development; general corporate purposes	April 16, 2022 (last date of issue)	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,269,444	None	Product development; general corporate purposes	December 1, 2023 (last date of issue)	Section 4(a)(2)
Class B Common Stock	$1,224,641.29	523,170	Product development; general corporate purposes	June 5, 2024 (last date of issue)	Section 4(a)(6)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

IT Fund I, a series of Elevator Studio Syndicate, LP	3,417,000 shares of Series A Preferred Stock	25.805% of the outstanding ownership
SP True Food Holdings, LLC	4,998,200 shares of Series A Preferred Stock	37.746% of the outstanding ownership

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and Exhibit B.

Cash and Cash Equivalents

As of December 31, 2022, the Company had an aggregate of $1,201,649 in cash and cash equivalents. As of December 31, 2023 the Company had an aggregate of $435,479.61 in cash and cash equivalents.

It's Skinny Reg CF LLC was formed on November 14, 2023, and as of December 31, 2023, had an aggregate of $31,717 in cash held in escrow.

Liquidity and Capital Resources

The proceeds expected from the Company's recent Regulation Crowdfunding offering are essential to our operations. We plan to use the proceeds as set forth in the section titled "*Use of Proceeds*" in the offering's Form C, which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

We anticipate the Company will be able to operate for two (2) years, based on a monthly burn rate of $100,000 as of October 2023 for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses.

It's Skinny Reg CF LLC is currently capitalized through member contributions in the amount of $31,717.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons: N/A

Conflicts of Interest

The following transaction may present a conflict of interest:

The Company has issued a SAFE (Simple Agreement for Future Equity) in the amount of $50,000 to the brother of Elad Barkan, a director of the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Furthermore, I, Bryan Guadagno, certify that the financial statements of It's Skinny, Inc. and It's Skinny Reg CF LLC included in this Form C-AR are true and complete in all material respects.

/s/ Bryan Guadagno
(Signature)

Bryan Guadagno
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bryan Guadagno
(Signature)

Bryan Guadagno
(Name)

Chief Executive Officer and Director
(Title)

June 11, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kip McClanahan
(Signature)

Kip McClanahan
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kip McClanahan
(Signature)

Kip McClanahan
(Name)

Director
(Title)

June 11, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elad Barkan
_____
(Signature)

Elad Barkan
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elad Barkan
_____
(Signature)

Elad Barkan
_____
(Name)

Director
_____
(Title)

June 11, 2024
_____
(Date)

EXHIBIT A

Company Financial Statements

It's Skinny, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Chase Savings #3775	145.40
1050 Chase Checking #3239	225,477.97
1060 Chase Checking #8001 - SUT	340.03
1072 Bill.com Money Out Clearing	0.00
1100 PayPal	6,172.87
1105 Citibank Checking #6463	203,343.34
1130 Amazon	0.00
Total Bank Accounts	**$ 435,479.61**
Accounts Receivable	
1200 Accounts Receivable (A/R)	646,574.45
1205 Accounts Receivable - Amazon	0.00
Total Accounts Receivable	**$ 646,574.45**
Other Current Assets	
1300 Amazon Seller Reserve	7,804.71
1302 Walmart Seller Reserve	1,574.20
1500 Inventory	841,922.18
1505 Inventory In Transit	0.00
1510 Inventory - Landed Costs Clearing	0.00
1650 Affiliate Loan	0.00
1700 Prepaid expenses	51,564.96
1701 Retainers	0.00
1760 Deposits	6,850.00
1765 MPS Promotional Discounts	0.00
Total 1760 Deposits	**$ 6,850.00**
1770 Undeposited Funds	47,656.36
1780 Merchant Payments Clearing	0.00
1900 Uncategorized Asset	0.00
Inventory Asset	0.00
Total Other Current Assets	**$ 957,372.41**
Total Current Assets	**$ 2,039,426.47**
Fixed Assets	
1600 Office Furniture	14,706.95
1605 Office Printer	0.00
1625 Accumulated Depreciation	-6,220.05
Total Fixed Assets	**$ 8,486.90**
Other Assets	

1825 Deferred Tax Asset		850,344.95
Total Other Assets	**$**	**850,344.95**
TOTAL ASSETS	**$**	**2,898,258.32**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)		1,178,919.14
Total Accounts Payable	**$**	**1,178,919.14**
Credit Cards		
2100 ClearCo Advance - Virtual Visa		
2101 ClearCo - Inventory 203677		0.00
2102 ClearCo - Marketing 204596		0.00
Total 2100 ClearCo Advance - Virtual Visa	**$**	**0.00**
2110 Chase Credit Card #4120/7077		25,200.74
2112 Chase Credit Card #2037		0.00
2113 Chase Credit Card (2037) - 2		45,089.09
B. AXELSON (2879) - 2		0.00
Total Credit Cards	**$**	**70,289.83**
Other Current Liabilities		
2200 Payroll Liabilities		0.00
2250 Sales Tax Payable		47.87
2300 Accrued Expenses		0.00
2310 Accrued Landed Costs		0.00
Total 2300 Accrued Expenses	**$**	**0.00**
2400 Slotting Expenses to be Paid		0.00
2500 Accrued Dividend Payable		50,002.44
2550 Due to Owner		161.38
2600 Lines of Credit		
2601 Notes Payable - SAFE Agreements		0.00
2602 Kickfurther Advance		0.00
2603 Circle Up		0.00
2604 Decathlon Capital		6,493.60
2604-1 Accrued Interest- Decathlon		450,193.00
Total 2604 Decathlon Capital	**$**	**456,686.60**
Total 2600 Lines of Credit	**$**	**456,686.60**
2625 Bank Direct - Insurance Premiums		0.00
2630 AFCO Insurance Premium Loan		9,648.92
2700 LRXD Promissory Agreement		0.00
Total Other Current Liabilities	**$**	**516,547.21**
Total Current Liabilities	**$**	**1,765,756.18**
Long-Term Liabilities		
2800 SAFEs		1,000,000.00
2900 Decathlon - Long Term		1,281,635.66

Total Long-Term Liabilities	$	**2,281,635.66**
Total Liabilities	$	**4,047,391.84**
Equity		
3100 Opening balance equity		0.00
3200 Stockholders' Equity		0.00
3201 Preferred Stock - Series A (46,000 Authorized, 42,554 Issued)		425.54
3202 Common Stock (150,000 Authorized, 89,863 Issued)		898.63
3203 SAFE Investment Capital		269,414.00
Total 3200 Stockholders' Equity	$	**270,738.17**
3301 Paid in Capital		5,731,426.46
3302 Preferred Payments Paid		0.00
3400 Retained Earnings		-4,239,452.05
3500 Treasury Stock		-12,025.00
Net Income		-2,899,821.10
Total Equity	-$	**1,149,133.52**
TOTAL LIABILITIES AND EQUITY	$	**2,898,258.32**


It's Skinny, Inc.
Profit and Loss
January - December 2023


	Total
Income	
4000 Sales	
4100 B2B Sales	3,860,593.19
4110 Chargebacks & Allowances	
4110.01 Chargebacks/Allowances	-700,585.00
4110.02 Coupons Redemption/Promotions	-18,220.00
4110.03 Retailer - Payment Terms Discount	-80,398.58
4110.04 Retailer - Unsaleables/Outdated Merchandise/Spoils/Damages	-17,790.68
4110.05 Retailer - Slotting Fees / Free Fills	-38,025.78
4110.06 Retailer - Short Shipments (deleted)	-594.72
4110.07 Retailer - New Store Placement	-743.18
4110.08 Retailer - New Item Placement	-4,550.64
4110.09 Retailer - Delivery Late Fees / No Show (deleted)	-1,500.00
4110.10 Retailer - Shelf Activity Fee (HEB)	-269.16
4110.11 Retailer - MCB Misc. (Pricing Credit, Split Case, Turnover, Cut Case	-11,451.98
4110.12 Retailer - Promotions and Temporary Price Reductions (TPR)	-124,950.21
4110.13 Retailer - Scans	-79,317.12
4110.14 Retailer - Short Shipments to Customers	-2,477.59
Total 4110 Chargebacks & Allowances	-$ 1,080,874.64
Minor A/R Charge-Off	-80,727.41
Total 4100 B2B Sales	$ 2,698,991.14
4200 eCommerce Sales	
4210 Amazon Sales	4,363,963.46
4212 Amazon Returns	-68,259.04
4214 Amazon Discounts & Promotions	-68,919.44
Total 4210 Amazon Sales	$ 4,226,784.98
4215 Target.com	1,689.51
4230 It's Skinny.com	662,190.79
4232 It's Skinny.com Discounts & Promotions (deleted)	-15,127.23
Total 4230 It's Skinny.com	$ 647,063.56
4235 Sam's Club	40,269.60
4240 Walmart.com	55,922.50
4250 Shipping Income	138,955.24
Total 4200 eCommerce Sales	$ 5,110,685.39
Total 4000 Sales	$ 7,809,676.53
Uncategorized Income	10,886.00
Total Income	$ 7,820,562.53

Cost of Goods Sold		
5000 Product		
5050 B2B COGS		1,110,186.82
5060 eCommerce COGS		0.00
5061 Amazon COGS		690,853.35
5062 It's Skinny.com COGS		123,484.50
5063 Walmart COGS		8,217.12
Total 5060 eCommerce COGS	$	**822,554.97**
5120 Other Costs		14,564.94
5125 Inventory Skrinkage		-2,742.59
5130 Inventory Adjustment		94,372.41
5150 Product Giveaways		10,012.30
Total 5000 Product	$	**2,048,948.85**
5200 Fulfillment & Shipping		
5220 Shipping to Customer		186.62
Total 5200 Fulfillment & Shipping	$	**186.62**
5500 Warehousing & Fulfillment Cost		
5505 Monthly Pallet Storage		178,249.44
5510 Product Prep @ Warehouse		300,981.67
5520 Freight to Warehouse (Freight-In)		465,017.48
5530 eCommerce Fulfillment & Selling Fees		
5531 Fulfillment (FBA)		1,526,421.97
5532 Sellers Fees		631,010.10
5533 Service & Merchant Fees		48,479.72
Total 5530 eCommerce Fulfillment & Selling Fees	$	**2,205,911.79**
Total 5500 Warehousing & Fulfillment Cost	$	**3,150,160.38**
Cost of Goods Sold		0.00
Total Cost of Goods Sold	$	**5,199,295.85**
Gross Profit	$	**2,621,266.68**
Expenses		
6300 Corporate Expenses		
6310 Bank fees & service charges		1,338.86
6315 Credit Related Fees		111,323.40
6320 Building & Office Rent		58,747.63
6321 Cell Phone Reimb/Office Phone		7,078.34
6335 Postage / Packaging / Delivery		19,301.56
6340 Corporate Gas / Parking / Tolls		3,103.60
6345 Meals & Entertainment		37,938.75
6350 Dues & Subscriptions		5,646.94
6355 Office Supplies		48,457.63
6358 Office Utilities (Gas, Water, Trash, etc.)		4,673.93
6360 Insurance		97,430.51
6365 Taxes / Licenses & Fees		7,734.76
6366 Internet, Web, Email, & Hosting		4,072.47

6367 Software Subscriptions/Technology Expense		190,383.50
6370 Misc. Office & Corporate Overhead		39,532.76
6375 Research & Development		6,796.51
6380 Product Sample		11,228.13
6390 Travel		137,087.10
Total 6300 Corporate Expenses	$	**791,876.38**
6400 Operating Expenses		
6480 Quality Assurance/Testing		11,073.00
Total 6400 Operating Expenses	$	**11,073.00**
6500 Advertising & Marketing		
6505 Affiliates		12,320.05
6508 Company-branded items & swag		13,052.54
6510 Ad Spend		352,392.93
6512 Amazon Ad Spend		745,664.66
6513 Amazon Discounts & Promotions		84,490.41
6514 It's Skinny Website Discounts & Promotions		14,034.45
6515 Broker Expense		63,628.29
6517 Broker Commissions		106,155.90
6520 Content Creation		91,080.17
6530 Email Related		41,829.25
6540 PPC (Pay-Per-Click)		93,689.16
6545 Retailer Chargebacks		
6545.01 Retailer - Overpulls		409.89
6545.03 Retailer - Discretionary Advertising		92,131.04
6545.05 Retailer - Demos		16,445.55
6545.06 Retailer - Resets or Remodels		26.96
6545.07 Retailer - E-commerce Fee (HEB)		1,151.19
6545.09 Retailer - Delivery Late Fees / No Show		3,857.35
Total 6545 Retailer Chargebacks	$	**114,021.98**
6550 SEO (Search Engine Optimization)		46,767.50
6560 Website Design & Development		10,839.03
6565 Tradeshow & Events		294,770.60
6568 Agency Fees & Contractors		193,885.00
6570 Other		28,045.72
6575 Walmart Ad Spend		12,280.42
Total 6500 Advertising & Marketing	$	**2,318,948.06**
6600 Outside Resource & Professional Fees		
6610 Legal		58,881.44
6615 Accounting (Tax, Audit)		120,756.69
6640 Contractor Expense		521,472.40
6650 Consulting Expense		25,411.85
6660 Other Professional Services		2,163.48
6670 Professional Development		18,022.97
Total 6600 Outside Resource & Professional Fees	$	**746,708.83**

6700 Interest Expense		451,974.55
6800 HR/Payroll		
6815 Payroll Salary/Wages		600,391.07
6825 Payroll Processing Fees		4,338.30
6850 Payroll Taxes		54,730.35
6870 Payroll Health & Wellness Benefits		77,256.03
6875 Recruiting Expense		86,866.00
Total 6800 HR/Payroll	**$**	**823,581.75**
7500 Shipping & Handling Expense (Freight-Out)		332,078.38
7502 Retailer - Freight Support		44,846.83
Total 7500 Shipping & Handling Expense (Freight-Out)	**$**	**376,925.21**
Total Expenses	**$**	**5,521,087.78**
Net Operating Income	**-$**	**2,899,821.10**
Other Expenses		
Reconciliation Discrepancies		0.00
Total Other Expenses	**$**	**0.00**
Net Other Income	**$**	**0.00**
Net Income	**-$**	**2,899,821.10**

EXHIBIT B

It's Skinny Reg CF LLC Financial Statements

It's Skinny Reg CF LLC. (the "Company") a Delaware LLC

Financial Statements and
Accountant's Compilation Report

Short Year Ended December 31st, 2023



ACCOUNTANT'S COMPILATION REPORT

To Management
It's Skinny Reg CF LLC.

Management is responsible for the accompanying financial statements of It's Skinny Reg CF LLC., which comprise the statement of financial position as December 31, 2023, and the related statement of operations, shareholders' equity, and statement of cash flows for the short-year ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 30, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Escrow Receivable for Investments in Affiliate Entity	31,717
Total Current Assets	31,717
Non-current Assets	
Total Non-Current Assets	-
TOTAL ASSETS	31,717
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Total Current Liabilities	-
Long-term Liabilities	
Notes Payable	
Total Long-Term Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Member's Capital	33,983
Offering Costs	(2,267)
Total Equity	31,717
TOTAL LIABILITIES AND EQUITY	31,717

Statement of Operations

	Year Ended December 31, 2023
Revenue	
Cost of Revenue	
Gross Profit	-
Operating Expenses	
Total Operating Expenses	-
Operating Income (loss)	-

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	-
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-
Non-cash Financing and Investing Activity	
Cash held in Escrow	31,717
Cash Paid for Income Taxes	-

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Offering Costs	Accumulated Deficit	Total Member Equity
Beginning Balance at 11/14/2023 (inception)	-	-	-	-
Capital Contributions	33,983	(2,267)	-	31,717
Ending Balance 12/31/2023	33,983	(2,267)	-	31,717

It's Skinny Reg CF LLC
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

It's Skinny Reg CF LLC ("the Company") was formed in Delaware on November 14th, 2023. The Company was formed as an investment vehicle to receive funds from investors via crowdfunding. The Company will use the funds to acquire and become the holder of record for certain interests in the issuing entity.

The Company will have no other business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Escrow Receivable for Investments in Affiliate Entity

As of December 31st, 2023, the Company raised approximately $31,717 in funds from investors which will be used to acquire Class B non-voting common stock of It's Skinny, Inc. The funds received were held in escrow with an intermediary DealMaker Securities LLC and were subsequently disbursed in 2024. See Note 7.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 7.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is an LLC and has a single class of ownership interest. The interests that will be owned by investors will mirror the investment in the issuing entity had they invested directly in the issuing entity itself.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2024, the date these financial statements were available to be issued. The Company raised additional net proceeds of $1,088,830 via it's crowdfunding offering. The amounts raised were deposited directly into the operating bank account of It's Skinny, Inc in exchange for Class B non-voting common stock at an issuance price of $2.32 per share.